

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Frank Igwealor
Chief Executive Officer
Kid Castle Educational Corporation
370 Amapola Ave., Suite 200A
Torrance, California 90501

> **Re: Kid Castle Educational Corporation**
> **Amended Registration Statement on Form 10**
> **Filed January 11, 2021**
> **File No. 000-56174**

Dear Mr. Igwealor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amended Registration Statement on Form 10-12G

General

1. Please revise pages 9 and 87 to (i) identify the "certain corporation" with which you entered into a stock purchase agreement on September 15, 2020, (ii) clarify the identities and number of the "investors" to whom the 900,000 shares of preferred stock were issued, and (iii) disclose the owners of Community Economic Development Capital. If the "certain corporation" referenced in (i) above is Video Rivers Networks, Inc., please also disclose the owners of that company.

2. Please include a risk factor discussing the risks to investors and impact on you resulting from the possibility that the spin-off of your shares by Cannabinoid Biosciences, Inc. to its stockholders was not, but should have been, registered. These risks include risks relating to potential Section 5 violations.

3.   Please revise the beneficial ownership table(s) on pages 49 and 50 for clarity and understanding. Please also revise the footnotes to the table(s) to identify the natural persons with voting and investment control over each entity listed in the table(s).

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Trade & Services

cc: Mary Shea, Esq.